May 15, 2007 meeting
The annual meeting of shareholders of the fund was held on May
15, 2007.


A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 		Votes against 			Abstentions
15,016,048 			776,101 				597,524


All tabulations rounded to the nearest whole number.